United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of May, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: May 16th, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3349
Monterrey, N.L., Mexico, May 16, 2013	www.gruma.com

RELEASE REGARDING CERTAIN RESOLUTIONS ADOPTED BY THE

GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

DATED MAY 15, 2013

Monterrey, N.L., Mexico, May 16, 2013. - Following up the release dated December 14, 2012, GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) hereby informs that as a result of the resolutions adopted by the General Extraordinary Shareholders' Meeting held on May 15, 2013 (the ''Shareholders' Meeting''), the merger of Valores Azteca, S.A. de C.V. (''Valores Azteca''), as the merged company to be extinguished, with GRUMA, as surviving company, has been approved. As a result of such merger, GRUMA, as shareholder of 45% of the capital stock of Valores Azteca, will receive the amount of 24'566,561 (twenty four million five hundred and sixty six thousand five hundred and sixty one) ordinary, registered, Series ''B'', Class I shares with no par value, of GRUMA.

Additionally, the Shareholders' Meeting agreed to cancel the following amounts of ordinary, registered, Series ''B'', Class I shares of GRUMA with no par value, (the ''Shares''): (i) 1'523,900 (one million five hundred and twenty three thousand, nine hundred) Shares held in treasury, which were repurchased by GRUMA under its program for the purchase of own shares; (ii) 106'335,069 (one hundred and six million three hundred and thirty five thousand sixty nine) Shares held in treasury, which were acquired by GRUMA from Archer-Daniels-Midland Company and its affiliates on December 14, 2012; and (iii) 24'566,561 (twenty four million five hundred and sixty six thousand five hundred and sixty one) Shares, to be received by GRUMA as a result of the merger of Valores Azteca in GRUMA referred to in the previous paragraph.

Once the resolutions of the Shareholders' Meeting become effective, the capital stock of GRUMA will be represented by 432'749,079 (four hundred and thirty two million, seven hundred and forty nine thousand, seventy nine) Shares, fully subscribed and paid.

GRUMA, S.A.B. de C.V., was founded in 1949 and is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations. For further information please visit www.gruma.com.